UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 14) 1

The Community Financial Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

20368X 101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP NO. 20368X 101	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: Michael L. Middleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	155,886 (includes 1,262 shares of unvested restricted stock and excludes 5,830 shares subject to options)
	6	SHARED VOTING POWER	25,871 (1)
	7	SOLE DISPOSITIVE POWER	108,064 (2)
	8	SHARED DISPOSITIVE POWER	25,871 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,587 (includes 5,830 shares subject to options)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of shares held in joint tenancy by the reporting person and his spouse.
(2)	Does not include (i) 5,830 shares subject to options; (ii) 1,262 shares of unvested restricted stock over which the reporting person has voting power, but no dispositive power; or (iii) 46,560 shares allocated to the reporting person’s account under the Community Bank of the Chesapeake Employee Stock Ownership Plan.
(3)	Based on 4,645,431 shares outstanding as of December 31, 2015, plus 5,830 shares that are subject to fully vested and exercisable stock options.

CUSIP NO. 20368X 101	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS: Sara Middleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	74,578
	6	SHARED VOTING POWER	25,871 (1)
	7	SOLE DISPOSITIVE POWER	74,578
	8	SHARED DISPOSITIVE POWER	25,871 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,449
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of shares held in joint tenancy by the reporting person and her spouse.
(2)	Based on 4,645,431 shares outstanding as of December 31, 2015.

Page 4 of 6 Pages

SCHEDULE 13-G/A

Securities and Exchange Commission

Washington, DC 20549

Item 1 (a).	Name of Issuer: The Community Financial Corporation

(b).	Address of Issuer’s Principal Executive Offices:

3035 Leonardtown Road, Waldorf, Maryland 20604

Item 2 (a).	Names of Persons Filing: Michael L. Middleton and Sara Middleton

(b).	Address of Principal Business Office:

3035 Leonardtown Road, Waldorf, Maryland 20604

(c).	Citizenship: United States of America

(d).	Title of Class of Securities: Common Stock, $0.01 par value.

(e).	CUSIP Number: 89546L 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This Statement is being filed pursuant to §240.13d-1(c).

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page for each reporting person.

(b)	Percent of Class: See Row 11 of the second part of the cover page for each reporting person.

(c)	Number of Shares as to Which the Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page for each reporting person.

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael L. Middleton	February 12, 2016
Michael L. Middleton

/s/ Sara Middleton	February 12, 2016
Sara Middleton

Exhibit A

Members of the group:

Michael L. Middleton

Sara Middleton